Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	(dollars in thousands)
	Three months ended March 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net (loss) income	$(5,583)	$25,882	$201,700	$(61,833)	$3,070
Preferred deemed dividends	—	—	—	—	(9,455)
Series B preferred stock dividends	(200)	(18,050)	(18,000)	(17,748)	—

Net (loss) income attributable to common and participating stockholders	$(5,783)	$7,832	$183,700	$(79,581)	$(6,385)

Interest on runoff notes	$—	$1,788	$2,616	$3,702	$8,993
Interest charges due to debt facility termination	—	—	—	—	13,232

Total fixed charges	—	1,788	2,616	3,702	22,225
Preferred dividends	200	18,050	18,000	17,748	9,455

Total fixed charges and preferred dividends	$200	$19,838	$20,616	$21,450	$31,680

Ratio of net (loss) income to combined fixed charges and preferred dividends	(2,792%)	130%	978%	(288%)	10%
Ratio of net (loss) income attributable to common and participating stockholders to combined fixed charges and preferred dividends	(2,892%)	39%	891%	(371%)	(20%)